Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                Name and Address of Company

Cardiome Pharma Corp.

6190 Agronomy Rd, Suite 405

Vancouver, BC V6T 1Z3

2.                Date of Material Change

May 17, 2013

3.                News Release

May 28, 2013 - Vancouver, Canada

4.                Summary of Material Change

The Corporation announced that its board of directors adopted an advance notice policy regarding the nomination of directors (the “Advance Notice Policy”) effective May 17, 2013. The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Policy.

At the Corporation’s annual general and special meeting to be held on June 28, 2013, the Corporation is seeking shareholder approval to amend the by-laws of the Corporation to include the provisions of the Advance Notice Policy.

5.                Full Description of Material Change

5.1       Full Description of Material Change

The Corporation announced that its board of directors adopted the Advance Notice Policy regarding the nomination of directors effective May 17, 2013. The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 days and not more than 60 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made.

At the Corporation’s annual general and special meeting to be held on June 28, 2013, the Corporation is seeking shareholder approval to amend the by-laws of the Corporation to include the provisions of the Advance Notice Policy.

5.2      Disclosure for Restructuring Transactions

Not applicable.

6.                Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.                Omitted Information

Not Applicable.

8.               Executive Officer

Name: Jennifer Archibald

Title: Chief Financial Officer

Phone No.: 604-677-6905

9.                Date of Report

May 28, 2013

Per: ____“Jennifer Archibald”____

Jennifer Archibald,

Chief Financial Officer